SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.115/0001 -21
Corporate Registry ID (NIRE) 4130001760-3

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 27, 2005

Date and Time: October 27, 2005, at 2:00 pm.

Venue: TIM Participações S.A. (“Company”) headquarters, located at Avenida das Américas, 3434, Bloco 01, 7º andar, Barra da Tijuca, in the city of Rio de Janeiro, State of Rio de Janeiro.

Attendances: Messrs. Marco Patuano, Franco Bertone and Isaac Selim Sutton – all the members of the Board of Directors. The Company’s CEO, Mr. Alvaro Pereira de Moraes Filho, the Chief Financial Officer and Investor Relations Officer, Mr. Paulo Roberto Cruz Cozza, and the Legal Officer, Mr. Fabiano Gallo also attended the meeting.

Composition of the Board: Chairman - Mr. Marco Patuano, Chairman of the Board; Secretary - Mr. Mauro Guizeline.

Agenda: Analysis and resolution on the following matters: (1) Company’s Financial Statements as of September 30, 2005; (2) Cancellation of the publicly-held registry of the controlled companies TIM Nordeste Telecomunicações S.A. and TIM Sul S.A.; (3) Proceedings related to documents and requests; (4) Agreement for promotion of the “41” brand on website and bills of the controlled companies TIM Nordeste Telecomunicações S.A. and TIM Sul S.A.; and (5) Additional matters of interest of the Company.

Resolutions: Initially, as requested by the Chairman of the Board, the Chief Financial Officer and Investor Relations Officer, Mr. Paulo Roberto Cruz Cozza, provided the Board Members with details on the Company’s results and Financial Statements drawn up on September 30, 2005, and made a presentation regarding the budget follow up in the period, including an overview about the realization stage of capital budget (capex). After the analysis of documents concerning the matters set forth in the Agenda, and its related discussions, the Board Members: (1) approved, by unanimous vote, the Company’s Financial Statements drawn up on September 30, 2005, which were the purpose of a special review by the Company’s independent auditors, Ernst & Young Auditores Independentes S.S.. The Chairman of the Board requested that the minutes documented that the referred Financial Statements obtained a favorable opinion from the members of the Company’s Fiscal Council, as per the meeting held on October 26, 2005; (2) approved, by unanimous vote, the cancellation of the publicly-held registry of the Company’s wholly-owned subsidiaries, TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”) and TIM Sul S.A. (“TIM Sul”), and authorized the Company’s Officers to take all necessary steps for the progress of the above mentioned registry cancellation, in addition to request the Brazilian Securities Commission (“CVM”) for a waiver of public offering of share acquisition, in accordance with Article 34 of CVM Instruction 361/02; (3) approved, by unanimous vote, the document entitled “Proceedings Related to Documents and Requests”, that remains filed at the Company’s headquarters and contemplates the proceedings to be complied within the Board of Directors concerning (i) the documents to be regularly submitted by the Officers to the Board of Directors, and (ii) discussions and requests made by the members of the Board of Directors, being documented that the approved proceedings will be applicable as from November 2005 inclusive; (4) approved, by unanimous vote, the execution of Agreements between (i) TIM Nordeste and TIM Celular S.A., and (ii) TIM Sul and TIM Celular S.A., in accordance with the draft presented to the Board Members, who have a 12 (twelve) month term and, as regular purpose, to include and promote the “41” brand on the website of TIM Nordeste and TIM Sul, and on collection/billing documents submitted by the referred companies to its clients. It was documented that any renewal of Agreements approved herein will be subject to the Company’s Extraordinary General Shareholders Meeting resolution; (5) As requested by the Chairman, the Officers presented to the Board Members the following documents, copies of which were distributed to those attending the meeting: (i) human resources measures adopted in September and October 2005 (transfer of employees), (ii) authority and jurisdiction general rules approved by the Officers reflected in the Company’s Authorizations Internal Policy, and (iii) processes and proceedings related to the Company’s Supply Department. The Board Members decided that the Officers must keep the Board of Directors informed, in their quarterly meetings, about the following subjects: (a) contested amounts with other operators, for a period equal to or greater than 120 (one hundred and twenty) days, resulting from commercial relations; (b) breakdown of transactions between the Company and related parties set forth in the explanatory notes to the financial statements; (c) report on main operations and transactions carried out by the Company during the respective quarter. It has been agreed that the Board of Directors will meet again in November 2005, on a date previously scheduled for November 28, at 2:00 pm, in the city of Rio de Janeiro, State of Rio de Janeiro. Any changes to this date will be reported to the other Board Members by the Chairman. It is documented that the Board Member Isaac Selim Sutton presented a manifestation with suggestions on the matters set forth in the agenda, which was received by the board and will remain filed at the Company’s headquarters. It was verified that the suggestions presented in the referred manifestation were object of discussion during the meeting.

Closure: Nothing more to be dealt with, the meeting was closed, and the minutes were drawn up, in the summary format, and signed by all Board Members.

Rio de Janeiro (RJ), October 27, 2005.

     Marco Patuano

Franco Bertone

Isaac Selim Sutton

     Mauro Guizeline
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 3, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer